

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Via E-mail
Joseph Wade
President
SOB Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

> **Re: SOB Stables, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-185664**

Dear Mr. Wade:

We have reviewed your responses to the comments in our letter dated February 22, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 2. We are unable to agree with your analysis in support of the conclusion that you are not a "shell company" as defined by Securities Act Rule 405. Please revise to disclose your status as a shell company. For additional guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005), available at http://www.sec.gov/rules/final/finalarchive/finalarchive2005.shtml.

2. Prior to effectiveness, the independent accountant's consent in Exhibit 23.1 must be updated. In this regard, as the date of the accountant's report on page F-2 is now February 25, 2013, please also revise the consent to refer to this report date.

Our Company, page 1

3. Unless the thoroughbred, Rock Off, is currently owned in your name, please revise to clarify here and throughout that you have not acquired your initial thoroughbred, but that Mr. Wade acquired a thoroughbred that he intends to transfer to you once you have obtained your license from the State of California. Also, absent a written agreement, please disclose that there is no guarantee that the thoroughbred will be transferred to you in the future. Additionally, please clarify how the acquisition of was financed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor